QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99

FORM 27

Securities Act

MATERIAL CHANGE REPORT UNDER
SECTION 75(3) OF THE ACT

1.     Reporting Issuer

        The reporting issuer is MI Developments Inc. (the "Corporation"), a corporation incorporated under the laws of the Province of Ontario and having its registered office at 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9.

2.     Date of Material Change

        The material change occurred on March 15, 2004.

3.     Press Release

        On March 15, 2004, a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to The Toronto Stock Exchange, to The New York Stock Exchange and to Canada Newswire for publication and dissemination through its North American Disclosure and Financial Capital Plus networks.

4.     Summary of Material Change

        On March 15, 2004, through distribution of the press release, the Corporation announced the resignation of Mr. Werner Czernohorsky as its President, as a member of the Board of Directors and as Deputy Chairman of the Board.

5.     Full Description of Material Change

        On March 15, 2004, through distribution of the press release, the Corporation announced the resignation of Mr. Werner Czernohorsky as its President, as a member of the Board of Directors and as Deputy Chairman of the Board.

        A copy of the Press Release issued on March 15, 2004 is attached.

6.     Reliance on Section 75(3) of the Act

        This report is not being filed on a confidential basis.

7.     Omitted Information

        Not applicable.

8.     Senior Officers

        For further information, please contact John Simonetti, Vice President and Chief Financial Officer of the Corporation at 905-726-7619.

9.     Statement of Senior Officer

        The foregoing accurately discloses the material change referred to herein.

        DATED at Aurora, Ontario as of the 18th day of March, 2004.

/s/ EDWARD C. HANNAH Edward C. Hannah Executive Vice-President, Secretary and General Counsel

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 713-6322 Fax (905) 713-6332

PRESS RELEASE

MI DEVELOPMENTS ANNOUNCES RESIGNATION OF PRESIDENT

March 15, 2004, Aurora, Ontario, Canada......MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID" or the "Company") today announced the resignation of Werner Czernohorsky as its President, as a member of its Board of Directors and as Deputy Chairman of the Board.

"On behalf of the Board of Directors and employees at MID, I would like to express our appreciation for the substantial contribution which Werner has made heading up MID's construction group since 1998", said Mr. Frank Stronach, the Chairman of the Company, "I'm convinced that MID has an experienced management team at all levels that will continue to deliver strong performance in the future. We wish Werner the best in pursuing new challenges".

For more information concerning this press release please contact John Simonetti, Vice-President and Chief Financial Officer of MID at 905-726-7619.

MID is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of its income-producing properties are under lease to Magna International Inc. and its subsidiaries. MID also holds a controlling investment in Magna Entertainment Corp., North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

QuickLinks

FORM 27 Securities Act MATERIAL CHANGE REPORT UNDER SECTION 75(3) OF THE ACT
MI DEVELOPMENTS ANNOUNCES RESIGNATION OF PRESIDENT